08028288

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

BEST AVAILABLE COPY

SEC Mail Processing Section
FEB 27 2008
Washington, DC
110

SEC FILE NUMBER
8-23936

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The GMS Group, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 North Regent Street – Suite 513
(No. and Street)

Livingston	NJ	07039
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Jerry Korn (973) 548-2584
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue	Lake Success	NY	11042-1066
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 01 2008
THOMSON REUTERS

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**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RECD S.E.C.
FEB 27 2008
803

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Weiser

Weiser LLP | Certified Public Accountants

3000 Marcus Avenue
Lake Success, NY 11042-1066
Tel 516.488.1200
Fax 516.488.1238
www.weiserLLP.com

Independent Auditors' Report

To the Board of Directors
The GMS Group, LLC

We have audited the accompanying statement of financial condition of The GMS Group, LLC (the "Company") (a wholly owned subsidiary of GMS Group Holdings Corp.) as of December 31, 2007, and the related statements of income, cash flows, and changes in member's equity for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The GMS Group, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I through III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weiser LLP

Lake Success, N.Y.
February 20, 2008

The GMS Group, LLC
(A Wholly Owned Subsidiary of GMS Group Holdings Corp.)
Statement of Financial Condition
December 31, 2007

Assets	
Cash	$ 542,625
Securities owned, at fair value	71,112,839
Interest receivable	1,071,636
Notes receivable	329,866
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $910,685	431,359
Due from member and affiliated company	64,365
Employee loans and advances	103,253
Prepaid expenses	400,918
Other assets	1,180,769
Total assets	**$ 75,237,630**
Liabilities and Member's Equity	
Liabilities	
Payable to clearing broker	$ 39,681,539
Securities sold, not yet purchased, at fair value	4,117,539
Accrued compensation	3,567,323
Accounts payable and other liabilities	926,883
Total liabilities	48,293,284
Commitments and Contingencies	
Member's equity	26,944,346
Total liabilities and member's equity	**$ 75,237,630**

END

The accompanying notes are an integral part of these financial statements.